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                                                              EXHIBIT (A)(5)(IV)


          ZAPATA CORPORATION REJECTS UNSOLICITED ACQUISITION PROPOSAL, TERMINATES SELF-TENDER AND AUTHORIZES STOCK REPURCHASE PROGRAM

ROCHESTER, NEW YORK - DECEMBER 6, 2002 - Zapata Corporation (NYSE: ZAP), today announced that it rejected an unsolicited proposal to be acquired by an affiliate of an investment company that specializes in investments in commercial real estate loans. The proposal consisted of a non-binding letter of intent to acquire all of Zapata's outstanding shares for $35 per share in cash in a negotiated transaction. This proposal was subject to a number of contingencies, including due diligence and financing. After analyzing the nature and terms of the proposal and other relevant information, Zapata's Board of Directors determined that pursuing the proposal would not be in the best interest of Zapata or its stockholders.

Zapata also announced today that its Board of Directors has terminated its previously announced self-tender offer to purchase up to 500,000 shares of its common stock at a price of $28 per share. The Board approved the termination in light of the acquisition proposal announcement and the fact that the Company's stock has traded above the tender offer price since the self-tender offer announcement. Any shares previously tendered will be returned promptly to the tendering party.

Zapata further announced that its Board authorized the Company to purchase up to 500,000 of its outstanding shares of common stock in the open market or privately negotiated transactions. The shares may be purchased from time to time as market conditions and the Company's capital position warrant. The purchased shares will be placed in treasury and may subsequently be reissued for general corporate purposes. The repurchases will be made only at such times as are permissible under the federal securities laws. No time limit has been placed on the duration of the program and no minimum number or value of shares to be repurchased has been fixed. Zapata reserves the right to discontinue the repurchase program at any time and there can be no assurance that any repurchases will be made.

ABOUT ZAPATA

Zapata Corporation is a holding company which currently operates in the food segment through its majority owned subsidiary, Omega Protein Corporation (NYSE:
OME), which is the nation's largest marine protein company. In addition, Zapata holds approximately 98% of the outstanding stock of Zap.Com Corporation (OTCBB:
ZPCM), which is currently a public shell company.

Statements in this release which are not historical facts are "forward-looking" statements that involve risks and/or uncertainties described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. You are cautioned not to place undue reliance on any forward-looking statements. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

CONTACT:
INVESTOR RELATIONS
Leonard DiSalvo
Vice President
Zapata Corporation
(585) 242-8703
 www.zapatacorp.com